UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Carmike Cinemas, Inc.
(Name of Issuer)

Common Stock, par value $0.03 per share
(Title of Class of Securities)

143436400
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.143436400

1. Names of Reporting Persons. Mittleman Brothers, LLC
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,381,203
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,381,203
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,203
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 5.66% (1)
12. Type of Reporting Person HC, CO
(1)
Based upon 24,418,840 shares of common stock outstanding as of October 25, 2014, as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 4, 2014.

CUSIP No.143436400

1. Names of Reporting Persons. Master Control LLC
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,381,203
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,381,203
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,203
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 5.66% (1)
12. Type of Reporting Person CO
(1)
Based upon 24,418,840 shares of common stock outstanding as of October 25, 2014, as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 4, 2014.

CUSIP No.143436400

1. Names of Reporting Persons. Mittleman Investment Management LLC
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,381,203
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,381,203
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,203
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 5.66% (1)
12. Type of Reporting Person IA, CO
(1)
Based upon 24,418,840 shares of common stock outstanding as of October 25, 2014, as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 4, 2014.

CUSIP No.143436400

1. Names of Reporting Persons. Christopher P. Mittleman
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,381,203
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,381,203
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,203
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 5.66% (1)
12. Type of Reporting Person IN
(1)
Based upon 24,418,840 shares of common stock outstanding as of October 25, 2014, as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 4, 2014.

ITEM 1(a). Name of Issuer:

Carmike Cinemas, Inc. (the “Issuer”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

1301 First Avenue
Columbus, Georgia 31901

ITEM 2(a). Name of Person Filing:

This statement is jointly filed by and on behalf of each of the Mittleman Brothers, LLC (“Mittleman Brothers”), Master Control LLC (“Master”), Mittleman Investment Management LLC, an SEC registered advisory firm (“MIM”), and Christopher P. Mittleman. MIM serves as an investment adviser and/or manager to other persons. MIM may be deemed to beneficially own securities owned and/or held and/or for the account and/or benefit of other persons. Mittleman Brothers is the sole member of Master. Master is the sole member of MIM. Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM. Mr. Mittleman is the Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.

ITEM 2(b). Address of Principal Business Office, or if None, Residence:

The principal business office of each reporting person is 188 Birch Hill Road, Locust Valley, New York, 11560.

ITEM 2(c). Citizenship:

See item 4 on the cover page(s) hereto.

ITEM 2(d). Title of Class of Securities:

Common Stock, par value $0.03 per share (the “Common Stock”)

ITEM 2(e). CUSIP Number:

143436400

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______.

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See item 9 on the cover pages hereto.

(b) Percent of class: See item 11 on the cover pages hereto.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote: See item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of: See item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of: See item 8 on the cover pages hereto.

ITEM 5. Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015
MITTLEMAN BROTHERS, LLC

By: /s/Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

MASTER CONTROL LLC

By: /s/Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

MITTLEMAN INVESTMENT MANAGEMENT LLC

By: /s/Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

CHRISOPHER P. MITTLEMAN

By: /s/Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner